[Letterhead of Odyssey Re Holdings Corp.]
May 3, 2006
BY EDGAR
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Jim Rosenberg

Re:	Odyssey Re Holdings Corp. (“OdysseyRe”)
Form 10-K for the fiscal year ended December 31, 2004
File No. 1-16535
     Dear Mr. Rosenberg:
          I spoke today with Frank Wyman of your staff regarding OdysseyRe’s response to the comment letter dated April 20, 2006 concerning the above captioned Annual Report on Form 10-K for the fiscal year ended December 31, 2004.
          This letter is to confirm OdysseyRe’s request to provide its response letter on or before May 26, 2006.
          Please contact the undersigned at (203) 977-8024 or Christopher Cummings at (416) 360-2967 if you have questions or require any further information in connection with this letter.
ODYSSEY RE HOLDINGS CORP.
/s/ Donald L. Smith
Donald L. Smith
Senior Vice President, General Counsel
and Corporate Secretary

cc:	Christopher J. Cummings, Shearman & Sterling LLP